Exhibit 99.1

1500 Robert-Bourassa Blvd.
February 17, 2017	7th Floor
Montreal QC, H3A 3S8
www.computershare.com

To:	All Canadian Securities Regulatory Authorities

Subject: FORTIS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Shareholders of Fortis Inc.:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	March 17, 2017
Record Date for Voting (if applicable) :	March 17, 2017
Beneficial Ownership Determination Date :	March 17, 2017
Meeting Date :	May 04, 2017
Meeting Location (if available) :	St John’s NL
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	349553107	CA3495531079

Sincerely,

Computershare
Agent for FORTIS INC.